Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-84304

PROSPECTUS

HAMPTON ROADS BANKSHARES, INC.

2002 DIVIDEND REINVESTMENT

AND OPTIONAL CASH PURCHASE PLAN

The date of this amended and restated prospectus is July 23, 2008.

2,500,000 Shares of Common Stock

Dear Shareholders:

Hampton Roads Bankshares previously established the 2002 Dividend Reinvestment and Optional Cash Purchase Plan. This prospectus amends and restates the Plan.

The Hampton Roads Bankshares Dividend Reinvestment and Optional Cash Purchase Plan offers our shareholders the opportunity to purchase shares of our common stock in a simple and convenient manner.

Shares of common stock purchased through the Plan will be purchased either from us at the market value determined by the Plan or in the open market. Dividends will be reinvested when paid by us, and shareholders who choose to participate in the Plan must participate with respect to all of their shares.

While the prospectus addresses the Optional Cash Purchase feature of the Plan, our Board of Directors has suspended the feature until further notice.

Initially, we will pay all brokerage commissions, fees, service charges and other expenses in connection with the Plan, except brokerage fees incurred upon the sale of shares held under the Plan. However, in the future we may elect to amend the Plan and pass on some or all of these expenses to Plan participants. You may elect to participate in the Plan at any time by completing a Participation Card and returning it to Registrar and Transfer Company, the Plan’s agent.

If you choose not to participate in the Plan, you will continue to receive cash dividends, when and if declared by our Board of Directors. The Plan does not represent a change in our dividend policy or a guaranty of future dividends. The declaration of dividends by our Board of Directors will continue to depend on earnings and other factors.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus describes the Plan as currently in effect, and you are urged to read it carefully before deciding whether to participate.

JACK GIBSON

Vice Chairman, President

and Chief Executive Officer

WHERE YOU CAN FIND MORE INFORMATION

Our corporate headquarters is located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510, and our telephone number is (757) 217-1000.

Hampton Roads Bankshares, Inc., which we will refer to as “we,” “us” or “our,” is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 450 Fifth Street, N. W., Washington, D. C. 20549 and at the SEC’s regional office at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Hampton Roads Bankshares, Inc., that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

Our common stock is traded on the NASDAQ Global Select Market under the symbol HMPR.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses set forth above or on the SEC’s Internet site.

INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC AND

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

The SEC allows us to “incorporate by reference” information we file with the SEC, or that Bank of Hampton Roads, our wholly owned banking subsidiary, previously filed with the Federal Reserve, pursuant to the Securities Exchange Act. This means:

•	incorporated documents are considered part of this prospectus; and
•	we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is designated as “furnished”:

•	The Annual Report of Hampton Roads Bankshares, Inc. on Form 10-K for the year ended December 31, 2007.

•	The Annual Report of Shore Financial Corporation on Form 10-K for the year ended December 31, 2007.

•	The Quarterly Report on Form 10-Q for Hampton Roads Bankshares, Inc. for the quarter ended March 31, 2008.

•	The Quarterly Report on Form 10-Q for Shore Financial Corporation for the quarter ended March 31, 2008.

•

Hampton Roads Bankshares, Inc.’s Current Reports on Form 8-K filed with the SEC on January 9, 2008, January 23, 2008, January 24, 2008, January 28, 2008, February 25, 2008, March 12, 2008, March 14, 2008, April 23, 2008, April 25, 2008, April 29, 2008, May 22, 2008, May 29, 2008, June 2, 2008, June 16, 2008, July 23, 2008, July 24, 2008, July 30, 2008, August 4, 2008 and August 8, 2008.

•	Shore Financial Corporation’s Current Reports on Form 8-K filed with the SEC on January 9, 2008, January 11, 2008, January 23, 2008, April 23, 2008 and May 23, 2008.

•

The joint proxy statement/prospectus dated March 13, 2008 filed by us as part of our registration statement on Form S-4 (Registration No. 333-149702) as filed with the SEC on March 13, 2008 and amended by Amendment No. 1 on April 10, 2008.

•

The description of Hampton Roads Bankshares, Inc. common stock contained in the joint proxy statement/prospectus dated March 13, 2008 filed by us as part of our registration statement on Form S-4 (Registration No. 333-149702) as filed with the SEC on March 13, 2008 and amended by Amendment No. 1 on April 10, 2008.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

Tiffany K. Glenn, Corporate Secretary

Hampton Roads Bankshares, Inc.

999 Waterside Drive, Suite 200

Norfolk, Virginia 23510

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No one else is authorized to provide you with different information. We are not making an offer of shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.

DESCRIPTION OF THE PLAN

The following, in question and answer form, describes the Plan. If you do not wish to participate in the Plan, you will receive cash dividends, if and when declared by our Board of Directors.

Purposes and Advantages

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide eligible shareholders with a simple and convenient way of investing cash dividends and/or optional cash payments in shares of our common stock. In the case of shares purchased directly from us, we will receive additional funds for our general corporate purposes.

2.	What are the advantages of the Plan?

Participants in the Plan may:

•	Reinvest dividends and invest optional cash payments in shares of our common stock.

•	Invest the full available amount of all dividends as the Plan provides for fractional interests in the shares held in the Plan.

•	Avoid safekeeping requirements through the custodial service and reporting provisions of the Plan.

Participation

3.	Who is eligible to participate?

All record holders of shares of our common stock, including brokers, trustees or other nominees in whose names shares are registered, are eligible to participate in the Plan. In order to participate, beneficial owners of our common stock whose shares are registered in names other than their own must contact the record holders on their behalf directly in order to make arrangements for participation in the Plan. Your brokerage institution is under no obligation to participate in the Plan on your behalf.

4.	How does an eligible shareholder become a participant in the Plan?

An eligible shareholder may join the Plan by completing and signing the Participation Card enclosed herewith and returning it to the Plan’s agent. A Participation Card may be obtained at any time by request to the Plan’s agent or to us. (See Question #8 on page 6 for more specific information on how to contact the Plan’s agent).

5.	When may a shareholder join the Plan?

An eligible shareholder of record may join the Plan at any time.

If a Participation Card specifying reinvestment of dividends is received by the Plan’s agent at least five business days before the record date established for payment of a particular dividend, reinvestment will start with that dividend payment. If the Participation Card is received less than five business days before the record date established for payment of a particular dividend, the reinvestment of dividends through the Plan will begin with the next dividend. If you hold your shares in “street” name, you must contract your brokerage institution directly in order to make arrangements for participation in the Plan.

Question #13 on page 8 contains information on investment of optional cash payments.

6.	What does the Participation Card provide?

The Participation Card allows you to indicate by checking the appropriate box how you wish to participate in the Plan. You may indicate:

•	whether you want to reinvest dividends paid on all of your shares of our common stock only;

•	whether you want to reinvest dividends with the option of purchasing additional shares of common stock with cash payments; or

•	whether you want to participate in the Plan by making optional cash payments only.

If you elect to participate in the dividend reinvestment portion of the Plan, dividends on all shares purchased for your account under the Plan, whether through dividend reinvestment or optional cash payments, will be automatically reinvested in additional shares of our common stock, unless the shares are withdrawn from the Plan. (See Questions #19 on page 10 and #20 on page 11 for further information).

7.	May a participant change his or her method of participation after enrollment?

Yes. If a participant elects initially to participate only in the optional cash payment feature, but decides later to enroll in the dividend reinvestment feature, the participant must execute and return to the Plan’s agent an additional Participation Card (as described in Question #4 on page 4). If a participant elects initially to participate in the dividend reinvestment feature, but decides later to participate in the optional cash payment feature only, the participant must notify the Plan’s agent in writing to that effect, but that notification must be received at least five business days before a particular dividend record date in order to apply to the reinvestment of the corresponding dividend.

Administration

8.	Who administers the Plan for participants?

Registrar and Transfer Company, Cranford, New Jersey, our stock transfer agent (hereinafter referred to as the “Plan Agent”), administers the Plan for participants, arranges for the custody of share certificates, keeps records, sends statements of account to participants and performs other duties relating to the Plan. All correspondence relating to the Plan should include your account number and should be addressed as follows:

Registrar & Transfer Company

10 Commerce Drive

Cranford, NJ 07016
Attention: Dividend Reinvestment Department

You can call the Plan’s agent at 1-800-368-5948 if you have any questions.

Question #25 on page 12 contains additional information regarding the responsibilities of the Plan’s agent.

Costs

9.	Are there any expenses to participants in connection with purchases under the Plan?

Not initially. Initially, participants will not incur any brokerage commissions or service charges for the purchases made under the Plan. We will pay all of the Plan’s administrative expenses, but we will not pay brokerage commissions and taxes, if any, where shares are sold for a participant’s account. However, in the future our Board of Directors may determine that these expenses are too high to continue to be borne us and elect to amend the Plan to pass on some or all of these expenses to participants in the Plan. (See Question #19 on page 10 for information on a participant’s expenses for the liquidation of fractional interests).

Purchase of Shares

10.	How many shares of our common stock will be purchased for participants?

If you become a participant in the Plan, the number of shares that we will purchase for your account depends on the amount of your dividend and/or optional cash payments and the market price of shares of our common stock. Your account will be credited with that number of shares, including fractional interests computed to four decimal places, equal to the total amount to be invested, divided by the applicable purchase price per share. (See Question #11 below for an explanation of the purchase price).

11.	When and at what price will shares of our common stock be purchased under the Plan?

Purchases with reinvested dividends will be made on the applicable dividend payment date or as soon as practicable thereafter. Purchases with optional cash payments will be made on the last business day of the applicable calendar quarter. Participants will become owners of the shares purchased for them under the Plan on the date that the shares are purchased. The holding period for federal income tax purposes, however, will begin on the following day. (See Question #21 on page 11 for an explanation of certain federal income tax consequences).

At our option, shares of our common stock needed to meet the requirements of the Plan will either be issued directly by us from authorized but unissued shares or purchased in the open market. The price of shares purchased through the Plan will be either:

•

The purchase price of shares of our common stock purchased directly from us with reinvested dividends or optional cash payments will be the weighted average of all sales of our common stock for the twenty calendar days immediately prior to the applicable purchase date as reported on the NASDAQ Global Select Market (or on any other exchange or market that Hampton Roads Bankshares, Inc. stock may subsequently be traded). If there have been no sale transactions since the previous purchase of shares by the Plan, the purchase price will equal the price paid by the Plan for the previous purchase.

•

The purchase price of shares of our common stock purchased on the open market will be equal to the weighted average price of all shares of our common stock purchased for such dividend payment date by or on behalf of the Plan Administrator for the Plan. Purchases under the Plan will be made by or on behalf of the Plan Administrator commencing on the dividend payment date or as soon as practicable thereafter. Purchases made by or on behalf of the Plan Administrator may continue during such successive days as are necessary to apply all cash dividends received by the Plan Administrator towards the purchase of our stock. Purchases of our stock will be made at the direction of the Plan Administrator or its selected broker/dealer subject to applicable regulations. No interest will be paid by the Plan Administrator or by us on any cash dividend payments pending their investment in our stock. In the event applicable law or the closing of securities markets requires temporary curtailment or suspension of open market purchases of shares of our stock by or on behalf of the Plan Administrator, neither we nor the Plan Administrator will be accountable for the inability to make purchases at such time. If shares of our stock are not available for purchase for a period longer than 30 days from the prior cash dividend payment date, we will direct the Plan Administrator to disburse the remaining dividend by either issuing new shares of our common stock utilizing the pricing method described above or by promptly mailing to each participant a check in the amount of any unapplied cash dividends in the participant’s Plan account.

No purchases may be made directly from us in the event that the purchase price per share is less than the par value of shares of our common stock, which is $0.625 per share. In that event, any dividends payable and optional cash payments received, and not previously invested, will be used to purchase shares of our common stock in the open market.

12.	Will certificates be issued for shares of our common stock purchased under the Plan?

Unless requested by a participant, separate certificates for shares of common stock purchased under the Plan will not be issued to participants. Such requested certificates for shares purchased will be issued to the Plan’s participants. The number of shares purchased for your account under the Plan will be issued in book-entry form and shown on your statement of account. This feature protects against loss, theft or destruction of stock certificates.

Certificates for any number of whole shares credited to a participant’s account under the Plan will be issued upon the participant’s written request within ten days of the receipt of the request by the Plan’s agent. Any remaining full shares will continue to be credited to the participant’s account. Participants will be paid cash for any fractional interests based on a share price equal to the then current market value of our common stock. Certificates representing fractional interests will not be issued under any circumstances.

13.	Who will be eligible to make optional cash payments?

Eligible shareholders of our common stock who have submitted a signed Participation Card are eligible to make optional cash payments under the Plan. Optional cash payments may only be submitted at least two days (and not more than thirty days) prior to the end of each calendar quarter, and purchases will only be made on the last day of each calendar quarter. We will not pay interest on any optional cash payments. Accordingly, participants should make every effort to send us their optional cash payments as close as possible to the submission deadline for each calendar quarter. We will apply any optional cash payments received from a participant two or more days (but not more than thirty days) before the end of a calendar quarter to the purchase of shares of common stock for the account of the participant at the end of such calendar quarter. Optional cash payments received on or after any payment date will be returned to participants and may be resubmitted during the appropriate investment period for the next calendar quarter.

Optional Cash payments may be made by sending a personal check, drawn from a U.S. bank in U.S. Currency payable to Registrar and Transfer Company.

14.	What are the limits on making optional cash payments?

Optional cash payments may only be submitted at least two business days (and not more than thirty days) prior to the end of each calendar quarter, and purchases will only be made on the last day of each calendar quarter. We will not pay interest on any optional cash payments. Accordingly, participants should make every effort to send us their optional cash payments as close as possible to the submission deadline for each calendar quarter. The same amount of money need not be sent each period, and you are under no obligation to make any optional cash payments. Any optional cash payments that you wish to make may not be less than $50, or more than $1,000, in any given calendar quarter. We reserve the right, in our sole discretion, both to determine who is an owner of shares of our common stock for purposes of these restrictions and to determine whether optional cash payments on behalf of any particular owner total more than $1,000 in any calendar quarter.

Reports to Participants

15.	What kind of reports will be sent to participants in the Plan?

As soon as practicable after each purchase, a participant will receive a report of all transactions since the last report. The report will include a statement of the number of shares allocated to the participant’s account, the amount of dividends received that are allocable to the participant, the number of shares of our common stock purchased and the price paid. These statements will provide a record of the cost of the purchases under the Plan and should be retained for tax purposes. In addition, each participant will receive copies of our annual and other reports to shareholders, proxy statements and information for income tax reporting purposes.

Dividends

16.	Will participants be credited with dividends on shares held in their accounts under the Plan?

Yes. The Plan’s agent will receive dividends for all shares held in the Plan on a dividend record date and will credit those dividends to participants’ accounts on the basis of full shares and fractional interests credited to those accounts. The dividends will be automatically reinvested in additional shares of our common stock.

Discontinuation of Dividend Reinvestment

17.	How does a participant discontinue the reinvestment of dividends under the Plan?

A participant may discontinue the reinvestment of dividends under the Plan by notifying the Plan’s agent in writing to that effect. Any notice of withdrawal received within five business days of a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares purchased have been credited to the participant’s Plan account.

The options open to participants who wish to discontinue participation in the dividend reinvestment feature are as follows:

•	withdrawal from the dividend reinvestment feature, while continuing to participate in the optional cash payment feature, or

•	complete withdrawal from the Plan (dividend reinvestment and optional cash payment feature).

Withdrawal of Shares in Plan Accounts

18.	How may a participant withdraw from the Plan?

A participant who has purchased shares of our common stock under the Plan may withdraw all of his or her shares from a Plan account by notifying the Plan’s agent in writing to that effect. This notice should be mailed to the Plan’s agent at the address set forth in Question #8 on page 6.

A participant who changes his or her place of residence must promptly notify the Plan’s agent of the change of address. (See Question #25 on page 12). If a participant moves to a state where the shares offered pursuant to the Plan are not registered or exempt from registration under applicable state securities law, that participant will be deemed to have withdrawn from the Plan as to all shares held by the participant in the Plan.

Certificates for whole shares of our common stock withdrawn from the Plan will be registered in the name of, and issued to, the participant. Certificates representing fractional shares will not be issued. Any notice of withdrawal received within five business days of a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant’s Plan account.

The Plan will sell some or all of a participant’s shares held under the Plan upon receipt of written instructions from a participant. The Plan’s agent will attempt to process all sales on a weekly basis. After the sale of those shares, the Plan will remit to the participant a check with the proceeds of the sale, less brokerage commissions and any applicable taxes. The Plan’s agent must receive written instructions from the participant at least 48 hours before the sale. Sales of a participant’s shares will be made at then current market prices and may be accomplished in transactions carried out through one or more brokerage firms.

**Medallion Signature Guarantee required for sale requests of $10,000 or higher.

Timing and Control: Because the Agent will sell the Shares on behalf of the Plan, neither we nor any participant in the Plan has the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear the market risk associated with fluctuation in the price of our common Stock. That is, if you send in a request to sell Shares, it is possible that the market price of our common Stock could go down or up before the broker sells your Shares. In addition, you will not earn interest on a sales transaction.

19.	What happens to any fractional interest when a participant withdraws all shares from the Plan?

Any fractional interest withdrawn will be liquidated, and a cash payment will be made promptly from the resulting proceeds, less brokerage commissions and transfer taxes, if any. The Plan’s agent will mail net sales proceeds for any fractional interest together with certificates for whole shares directly to the withdrawing participant.

20.	What happens to a participant’s Plan account if all shares in the participant’s own name are transferred or sold?

If you dispose of all shares of our common stock that are not being held in the Plan, the Plan’s agent will continue to reinvest the dividends on the shares held in your Plan account, unless you also withdraw or sell all shares held in your account under the Plan.

Federal Income Tax Consequences

21.	What are the federal income tax consequences of participation in the Plan?

The Plan does not offer a discount for purchases of shares of our common stock with reinvested dividends. In the absence of a discount feature, the Internal Revenue Service has ruled that shareholders participating in dividend reinvestment plans are treated for federal income tax purposes as having received the full amount of the cash distribution that was payable, even though the shareholder received no cash, but instead received credit for stock of equivalent value. In addition, a shareholder will be taxed on any broker commissions, fees or service charges that we pay for in connection with a purchase of our common stock for the shareholder under the Plan. To the extent distributions by us to our shareholders are treated as made from our earnings and profits, the distributions will be dividends taxable as ordinary income. At the present time, we expect to have sufficient earnings and profits so that participating shareholders can expect that the full amount of any distribution under the Plan will be taxable as a dividend.

In the case of corporate shareholders, the full amount of dividends reinvested will be eligible for the dividends received deduction available under the Internal Revenue Code.

In the case of foreign shareholders whose taxable income under the Plan is subject to federal income tax withholding and in the case of any other shareholders as to whom federal income tax withholding on dividends is required, we will make dividend reinvestment net of the amount of tax required to be withheld.

The tax basis of any shares acquired through the Plan will be the purchase price on the applicable purchase date. The holding period for shares acquired through the Plan will begin on the day after the purchase date.

Participants should consult their own tax advisors as to the tax consequences of Plan transactions. Certain tax information will be provided to participants by the Plan’s agent as described in Question #15 on page 9.

Other Information

22.	What happens if we have a common stock rights offering, issue a stock dividend or declare a stock split?

Participation in any rights offering will be based upon both the shares registered in participants’ names and the shares (including fractional interests) credited to participants’ Plan accounts. Any stock dividend or share resulting from stock splits with respect to full shares and fractional interests credited to participants’ accounts will be added to their accounts. Any securities, other than shares of our common stock or rights to subscribe for securities other than shares of our common stock, received in respect of the shares held in the accounts of participants will be distributed by the Plan’s agent to the participants and will not become part of the Plan.

23.	How will a participant’s Plan shares be voted at a meeting of shareholders?

All shares of our common stock credited to your account under the Plan will be voted as you direct. If on the record date for a meeting of shareholders there are shares credited to your account under the Plan, you will be sent the proxy material for that meeting. When you return an executed proxy, it will be voted with respect to all shares credited to you, or, if you elect, you may direct the vote of all of your shares in person at the shareholders’ meeting.

24.	What procedures should be followed to sell or pledge shares held in the Plan?

A participant who wishes to sell or pledge all shares from his or her account must request withdrawal from the Plan as described in Question #18 on page 10.

25.	What is the responsibility of the Plan’s agent?

The Plan’s agent receives the participants’ dividend and optional cash payments, invests the amounts in additional shares of our common stock, maintains continuing records of each participant’s account, and advises participants as to all transactions in and the status of their accounts. The Plan’s agent acts in the capacity of agent for the participants.

All notices from the Plan’s agent to a participant will be addressed to the participant at his or her last address of record with the Plan’s agent. The mailing of a notice to a participant’s last address of record will satisfy the Plan’s agent’s duty of giving notice to that participant. Therefore, participants must promptly notify the Plan’s agent of any change of address.

Neither we nor the Plan’s agent will have any responsibility for acts taken or not taken in connection with the Plan, including, for example, any claim for liability arising out of failure to terminate a participant’s account upon the participant’s death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency.

In addition, these parties will not have any duties, responsibilities or liabilities except for those expressly provided for in the Plan.

The Plan’s agent had no responsibility with respect to the preparation or content of this Prospectus.

The participant should recognize that neither we nor the Plan’s agent can provide any assurance that shares purchased under the Plan will be worth, at any particular time, more or less than their purchase price.

All transactions in connection with the Plan, including the optional cash payment feature, shall be governed by the laws of the Commonwealth of Virginia.

26.	May the Plan be changed or discontinued?

While we hope to continue a dividend reinvestment and optional cash purchase plan indefinitely, our Board of Directors reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. Participants will be notified of any suspension, termination or modification. We also may adopt reasonable procedures for the administration of the Plan.

USE OF PROCEEDS

We do not know the number of shares of our common stock that ultimately will be purchased under the Plan or the prices at which shares will be sold. If the Plan purchases shares of common stock directly from us, the net proceeds from these transactions will be added to our general funds and used for general corporate purposes.

INDEMNIFICATION

Our Articles of Incorporation, as well as the statutes of the Commonwealth of Virginia, contain provisions providing for the indemnification of our directors and officers against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Hampton Roads Bankshares, Inc. for the year ended December 31, 2007 have been so incorporated in reliance on the report of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Shore Financial Corporation for the year ended December 31, 2007 have been so incorporated in reliance on the report of Goodman & Company, L.L.P., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Documents that we have not yet filed and that we have incorporated by reference into this prospectus will include financial statements, related schedules (if required) and auditors’ reports. Those financial statements and schedules will have been audited to the extent and for the periods set forth in those reports by the firm or firms rendering the reports and, to the extent so audited and consent to incorporation by reference is given, will be incorporated by reference in reliance upon those reports given upon the authority of the firm or firm as experts in accounting and auditing.

LEGAL OPINION

Williams Mullen, counsel to Hampton Roads Bankshares, Inc., will pass upon the validity of the shares of our common stock to be issued by us pursuant to the Plan.

We have not authorized any dealer, salesperson or other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only as of July 23, 2008.